UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-13357
ROYAL GOLD, INC.
NASDAQ Global Select Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
1660 Wynkoop Street, Suite 1000
Denver, CO 80202-1132
303-573-1660

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
7.25% Mandatory Convertible Preferred Stock

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)
☐       Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1
☒      Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Royal Gold, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 14, 2008	By:	/s/ Bruce C. Kirchhoff
		Name:	Bruce C. Kirchhoff
		Title:	Vice President and General Counsel

This voluntary delisting is a result of the conversion of the 7.25% Mandatory Convertible Preferred Stock into common stock on March 10, 2008.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.